Filed pursuant to Rule 424(b)(1)
Registration No. 333-191987

10,869,566 Shares

Western Digital Corporation

Common Stock

This is a public offering of 10,869,566 shares of common stock of Western Digital Corporation by the selling stockholder identified in this prospectus. Hitachi, Ltd. acquired these shares from us on March 8, 2012 pursuant to a Stock Purchase Agreement we entered into on March 7, 2011 to acquire, through our indirect wholly-owned subsidiary Western Digital Ireland, Ltd., all the issued and outstanding paid-up share capital of Viviti Technologies Ltd., formerly known as Hitachi Global Storage Technologies Holdings Pte. Ltd., or HGST, from Hitachi, Ltd. Upon completion of this offering, the selling stockholder will beneficially own 14,130,434 shares of our common stock (12,500,000 shares if the underwriters exercise in full their option to purchase additional shares described herein) and will be subject to a customary lock-up agreement for a period of 90 days after the date of this prospectus with respect to such shares.

The selling stockholder identified in this prospectus is offering all of the shares of our common stock offered hereby. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder. We will pay certain of the expenses associated with the sale of the shares of our common stock by the selling stockholder.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “WDC.” The last reported sale price of our common stock on October 31, 2013 was $69.63 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$67.0000	$728,260,922
Underwriting discounts and commissions	$2.1942	$23,850,002
Proceeds, before expenses, to the selling stockholder	$64.8058	$704,410,920

The underwriters have the option to purchase up to an additional 1,630,434 shares from the selling stockholder identified in this prospectus within 30 days from the date of this prospectus at the initial price to the public less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $27,427,500, and the total proceeds to the selling stockholder, before expenses, will be $810,072,500. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares of our common stock to purchasers on or about November 6, 2013.

Goldman, Sachs & Co.	BofA Merrill Lynch	J.P. Morgan

Needham & Company	Stifel

The date of this prospectus is October 31, 2013.

PROSPECTUS SUMMARY	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6

RISK FACTORS	8

USE OF PROCEEDS	11

MARKET PRICE FOR COMMON STOCK	12
DIVIDEND POLICY	13
DESCRIPTION OF COMMON STOCK	14
SELLING STOCKHOLDER	17
RELATIONSHIPS WITH HITACHI, LTD.	18

You may rely only on the information contained or incorporated by reference in this prospectus and in any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholder have not, and the underwriters have not, authorized any other person to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is unlawful. You should assume that the information contained in this prospectus is accurate only as of the date hereof, and that any information incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before making an investment in our common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this prospectus. You should carefully consider all of the information contained in and incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors,” the financial statements, and the notes to the financial statements, included elsewhere or incorporated by reference in this prospectus, before deciding to invest in our common stock. Unless otherwise stated, or the context otherwise requires, as used herein, the terms “we,” “us,” “our,” the “Company,” “WDC” and “Western Digital” refer to Western Digital Corporation and its subsidiaries on a consolidated basis.

Our Business

We are an industry-leading developer and manufacturer of storage solutions that enable people to create, manage, experience and preserve digital content. We design and make storage devices and home entertainment products under the HGST, WD and G-Technology brands. Our principal products are hard drives. Our product portfolio also includes solid state storage devices. Hard drives are today’s primary storage medium for digital content with solid state storage emerging as a complementary storage technology. For the 10 fiscal year period ended June 28, 2013, we achieved consistent profitable growth, with revenues up 19% and earnings per share up 16% on a compounded annual growth rate basis. For the fiscal year ended June 28, 2013 and the fiscal quarter ended September 27, 2013, we achieved revenue of $15.4 billion and $3.8 billion, respectively.

We believe we are well positioned to capitalize on an important long-term secular trend—the ongoing growth in the amount of digital data that is created, stored, and managed locally and remotely—which is linked directly to consumers’ and commercial enterprises’ increasingly ubiquitous creation and utilization of digital data every day. We believe this growth will continue with total exabytes (“EB”) shipped growing from 600 EB in calendar 2012 to at least 5,900 EB by calendar 2020, representing a 34% compounded annual growth rate. We believe EB growth is the most relevant measure of the growth potential for the industry and our company.

The growth in the global market for digital data storage solutions is being driven by several factors, including:

•

Proliferation of data.    The proliferation of consumer electronics, computing devices, social media and cloud-related infrastructure is driving rapid growth in the creation, sharing and retention of high definition video, high resolution images, e-mail and large data files.

•

Evolution in data access and distribution.    Increasing demand for data access and distribution anytime and anywhere, facilitated by rapidly improving network accessibility and higher bandwidth, is powering a dramatic increase in the need for data storage at both the local level and in the off-site, network-accessed or “cloud” level.

•

Advancements in storage devices.    Technological improvements in the capacity, size, performance, connectivity and power requirements of storage devices continue to meet the demand for higher density and higher performance storage in increasingly diverse applications.

•	Rapid growth in consumers’ use of mobile computing with increasing storage capacity and the use and storage of digital content in the home.

•

Adoption of tiered storage architectures.    With the significant increase in data storage demand, enterprises and Internet cloud providers have adopted tiered storage architectures to improve storage performance and manage the costs of this growth. Tiered storage architecture optimizes data storage to the most appropriate storage device, driving increasing demand for high capacity and high performance hard drives, as well as flash-based, solid-state storage. Client PC providers are also adopting tiered storage with the deployment of dual drive configurations and solid-state hybrid drives.

We are a market- and customer-driven company, focused on growth, innovation and value creation for our customers, employees and shareholders. We develop deep and collaborative relationships with customers, an approach that is being manifested in our role as a trusted advisor and market maker in all served markets. We believe this approach is one of the key factors that will help us continue to achieve strong business performance. We believe our platform is powerful, with growth drivers and unique competitive advantages that will continue to provide us the opportunity to expand our value-creation model within an evolving and growing storage market.

We operate our global business through two independent subsidiaries—HGST and WD, due to regulatory requirements. Both subsidiaries have the heritage of being long-time innovators in the storage industry. As of October 28, 2013, we had approximately 9,500 engineers and one of the industry’s largest patent portfolios with more than 7,000 active patents worldwide.

HGST and WD have relationships with a wide range of customers, including storage subsystem suppliers, Internet and social media infrastructure players, and personal computer (“PC”) and Mac™ providers. Through HGST and WD, we sell our products to original equipment manufacturers, distributors, resellers and consumers. WD has a strong brand and heritage with consumers with its WD Branded Products business; HGST enjoys the same with its G-Technology branded products.

We believe we are at the forefront of helping our customers meet evolving storage needs in the marketplace through innovation and value creation. Examples of our innovations include our multi-platter, helium based sealed high capacity drives and solid-state drives for the fast growing cloud computing storage market, our low-profile hard drives to address the emerging thin and light Ultrabook™ PC and tablet markets, and our Connected Life innovations for the home and small-to-medium sized businesses (“SMBs”).

The storage market in which we operate is rapidly changing and evolving. To address these dynamics, we regularly review opportunities to apply our knowledge of data storage technology to markets that we do not currently serve or in markets where we seek to broaden our participation and augment our resources and capabilities. Examples include our recent acquisitions, through our HGST subsidiary, of Virident Systems, Inc., a provider of server-side flash storage solutions, sTec, Inc., an early innovator in enterprise solid-state drives, and Velobit, Inc., an advanced I/O optimization software company. Collectively, these acquisitions expand HGST’s presence in the enterprise solid state drive (“SSD”) space. Additional examples of actions to strengthen our SSD business include our strategic investments in Skyera, Inc., a provider of enterprise solid-state storage systems, and Tegile Systems, Inc., a provider of hybrid storage arrays. Our acquisition of Arkeia Software Solutions, Inc., through our WD subsidiary, strengthens our SMBs solutions in our branded products business.

Through our investments and acquisitions, we seek to develop strategic relationships with technology innovators in the broader storage market and enable our customers to develop highly-optimized storage solutions that meet a variety of data storage and management needs. We believe we have the technology building blocks to increase our overall market participation and be a full-line data storage solutions supplier. Consistent with our measured and deliberate approach to new market entries in the recent past, our approach to additional new markets will be based on a careful assessment of the risks, rewards, requirements and profit potential of such actions.

Corporate Information

WDC, a Delaware corporation, is the parent company of our storage business, which operates under two independent subsidiaries—HGST and WD. WDC was founded in 1970 as a specialized semiconductor manufacturer and since entering the storage industry in 1988, its WD subsidiary has been a technology standard-setter in the industry’s highest volume markets. HGST, known as Hitachi Global Storage Technologies Holdings Pte. Ltd. until shortly before its acquisition by WDC in March 2012, was founded in 2003 through the combination of the hard drive businesses of International Business Machines Corporation, the inventor of the hard drive, and Hitachi, Ltd.

Our principal executive office is located at 3355 Michelson Drive, Suite 100, Irvine, California 92612, and the telephone number of our principal executive office is (949) 672-7000.

Our Ongoing Relationship with Hitachi, Ltd.

On March 8, 2012, Western Digital Ireland, Ltd., one of our indirect wholly-owned subsidiaries, acquired all of the issued and paid-up share capital of Viviti Technologies Ltd., formerly known as Hitachi Global Storage Technologies Holdings Pte. Ltd., a wholly owned subsidiary of Hitachi, Ltd., for an aggregate purchase price consisting of (i) cash consideration of approximately $3.7 billion and (ii) 25 million shares of our common stock. Upon completion of this offering, Hitachi, Ltd. will (i) beneficially own 14,130,434 shares of our common stock (12,500,000 shares if the underwriters exercise in full their option to purchase additional shares), (ii) be subject to a customary lock-up agreement for a period of 90 days after the date of this prospectus with respect to such shares and (iii) continue to have two designated directors on our board of directors pursuant to the terms of an investor rights agreement between the Company and Hitachi, Ltd. See “Relationships With Hitachi, Ltd.”

THE OFFERING

Common stock offered by the selling stockholder	10,869,566 shares.

12,500,000 shares if the underwriters exercise their option to purchase additional shares in full.

Common stock to be outstanding immediately after this offering	236,527,721 shares (based on the number of shares of our common stock outstanding as of October 28, 2013).

Use of proceeds

The selling stockholder will receive all of the net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder. See “Use of Proceeds.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully read the information set forth under “Risk Factors” beginning on page 8 of this prospectus, together with all of the other information set forth or incorporated by reference in this prospectus, before deciding to invest in our common stock.

Lock-Up Agreements

We will be subject to a customary lock-up agreement for a period of 60 days after the date of this prospectus. The selling stockholder will be subject to a customary lock-up agreement for a period of 90 days after the date of this prospectus. See “Underwriting.”

Symbol for trading on The NASDAQ Global Select Market	“WDC.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•	excludes 13,816,235 shares of our common stock issuable upon the exercise of options outstanding as of October 28, 2013, at a weighted average exercise price of $34.91 per share;

•

excludes 4,475,521 shares of our common stock issuable upon vesting of restricted stock units, including 566,119 shares representing the maximum number of shares potentially issuable pursuant to restricted stock unit awards subject to performance-based vesting conditions;

•	excludes 218,908 shares of our common stock issuable upon the payment of restricted stock units and deferred stock units that have been deferred under our deferred compensation plan; and

•	excludes 16,766,253 shares of our common stock reserved for future issuance under our equity compensation plans.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth, for the periods presented, (i) selected summary information from our consolidated statements of income by dollars and percentage of net revenue and (ii) summary information regarding unit shipments, average selling prices (“ASPs”) and revenues by geography and channel. Our summary consolidated financial data for each of the years ended June 28, 2013, June 29, 2012 and July 1, 2011 has been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus. Our summary consolidated financial data for each of the three months ended September 27, 2013 and September 28, 2012 have been derived from our unaudited consolidated financial statements, which are incorporated by reference in this prospectus.

Our fiscal year ends on the Friday nearest to June 30 and typically consists of 52 weeks. Approximately every six years, we report a 53-week fiscal year to align our fiscal year with the foregoing policy. Fiscal years 2013, 2012 and 2011, which ended on June 28, 2013, June 29, 2012 and July 1, 2011, respectively, were each comprised of 52 weeks.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial data for the periods presented should be read in conjunction and our consolidated financial statements and the related notes, which are incorporated by reference in this prospectus.

	Three Months Ended				Years Ended
(In millions, except percentages)	September 27, 2013		September 28, 2012		June 28, 2013		June 29, 2012		July 1, 2011
Net revenue	$3,804	100.0%	$4,035	100.0%	$15,351	100.0%	$12,478	100.0%	$9,526	100.0%
Gross profit	1,088	28.6	1,193	29.6	4,363	28.4	3,638	29.2	1,791	18.8
Research and development and selling, general and administrative expenses	533	14.0	575	14.3	2,278	14.8	1,573	12.6	985	10.3
Charges related to arbitration award	13	0.3	–	–	681	4.4	–	–	25	0.3
Employee termination benefits and other charges	–	–	26	0.6	138	0.9	80	0.6	–	–
Charges related to flooding, net	–	–	–	–	–	–	214	1.7	–	–
Operating income	542	14.2	592	14.7	1,266	8.2	1,771	14.2	781	8.2
Other expense, net	(10)	(0.3)	(14)	(0.3)	(44)	(0.3)	(14)	(0.1)	(1)	–
Income before income taxes	532	14.0	578	14.3	1,222	8.0	1,757	14.1	780	8.2
Income tax provision	37	1.0	59	1.5	242	1.6	145	1.2	54	0.6
Net income	$495	13.0	$519	12.9	$980	6.4	$1,612	12.9	$726	7.6

	Three Months Ended		Years Ended
(In millions, except percentages and ASPs)	September 27, 2013	September 28, 2012	June 28, 2013	June 29, 2012	July 1, 2011
Net revenue	$3,804	$4,035	$15,351	$12,478	$9,526
Average selling price (per unit)*	$58	$62	$61	$62	$45
Revenues by Geography(%)
Americas	26%	23%	26%	23%	22%
Europe, Middle East and Africa	20	18	20	19	23
Asia	54	59	54	58	55
Revenues by Channel(%)
OEM	64%	63%	63%	63%	49%
Distributors	24	24	24	25	32
Retailers	12	13	13	12	19
Unit Shipments*
PC	40.2	42.7	162	150	151
Non-PC	22.4	19.8	80	52	56

Total units shipped	62.6	62.5	242	202	207

* Based on sales of hard drive units only.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated herein by reference contain “forward-looking” information as that term is defined by the Private Securities Litigation Reform Act of 1995. Any statements that do not relate to historical or current facts or matters are forward-looking statements.

You can identify some of the forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “would,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning:

•	expectations regarding industry demand and pricing in the December quarter and the ability of the industry to support this demand;

•	expectations concerning the anticipated benefits of our acquisitions;

•	demand for hard drives and solid-state drives in the various markets and factors contributing to such demand;

•	our position in the industry;

•	our belief regarding our ability to capitalize on the expansion in, and our expectations regarding the growth and demand of, digital data;

•	our plans to continue to develop new products and expand into new storage markets and into emerging economic markets;

•	emergence of new storage markets for hard drives;

•	emergence of competing storage technologies;

•	our quarterly cash dividend policy;

•	our share repurchase plans;

•	our stock price volatility;

•	our belief regarding our compliance with environmental laws and regulations;

•	expectations regarding our external and internal supply base;

•	our belief regarding component availability;

•	expectations regarding the outcome of legal proceedings in which we are involved;

•	our beliefs regarding tax benefits and the timing of future payments, if any, relating to the unrecognized tax benefits, and the adequacy of our tax provisions;

•	contributions to our pension plans in fiscal 2014; and

•	our beliefs regarding the sufficiency of our cash and cash equivalents to meet our working capital, capital expenditure and other cash needs.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect the outcome of our forward-looking statements and our business and operating results, including those described below under the heading “Risk Factors” as well as those made in documents incorporated by reference in this prospectus, including those set forth in our Quarterly Report on Form 10-Q for the quarter ended September 27, 2013, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. We caution you that any forward-looking statements made in this prospectus and the documents incorporated herein by reference are not guarantees of future performance, events or results, and you should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events, unless required by law to do so.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider, among other factors, the risks described below that are specific to our common stock, and those that could affect us and our business described in our Quarterly Report on Form 10-Q for the quarter ended September 27, 2013, which is incorporated by reference in this prospectus, as well as the other information we include or incorporate by reference in this prospectus. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference.”

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in our operating results, including those resulting from the seasonality of our business;

•	announcements of technological innovations by us or our competitors, which may decrease the volume and profitability of sales of our existing products and increase the risk of inventory obsolescence;

•	new products introduced by our competitors;

•	strategic actions by us or our competitors, such as acquisitions and restructurings;

•	periods of severe pricing pressures due to oversupply or price erosion resulting from competitive pressures or industry consolidation;

•	developments with respect to patents or proprietary rights;

•	proposed or adopted regulatory changes or developments or anticipated or pending investigations, proceedings or litigation that involve or affect us or our competitors;

•	conditions and trends in the hard drive, solid state storage, computer, data and content management, storage and communication industries;

•	contraction in our operating results or growth rates that are lower than our previous high growth-rate periods;

•

failure to meet analysts’ revenue or earnings estimates or changes in financial estimates or publication of research reports and recommendations by financial analysts relating specifically to us or the storage industry in general; and

•	macroeconomic conditions that affect the market generally and, in particular, developments related to market conditions for our industry.

In addition, the stock market is subject to fluctuations in the stock prices and trading volumes that affect the market prices of the stock of public companies, including us. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. For example, expectations concerning general economic conditions may cause the stock market to experience extreme price and volume fluctuations from time to time that particularly affect the stock prices of many high technology companies. These fluctuations often appear to be unrelated to the operating performance of the companies.

Securities class action lawsuits are often brought against companies after periods of volatility in the market price of their securities. A number of such suits have been filed against us in the past, and should any new lawsuits be filed, such matters could result in substantial costs and a diversion of resources and management’s attention.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares of our common stock offered hereby, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any such substantially similar securities, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 60 days after the date of this prospectus. After the expiration of such period, we will not be restricted from issuing additional securities. The issuance of any additional shares of our common stock or the issuance of other securities convertible into or exchangeable or exercisable for shares of our common stock could be substantially dilutive to holders of shares of our common stock. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders. In addition, any sale of substantial amounts of shares of our common stock, the perception that such sales could occur, or the availability for future sale of shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock could adversely affect the market price of our common stock and our ability to raise capital through future equity offerings.

Failure to continue to pay quarterly cash dividends to our shareholders or repurchase shares of our common stock pursuant to our previously announced stock repurchase program could cause the market price for our common stock to decline.

Our ability to pay quarterly cash dividends and repurchase shares of our common stock pursuant to our stock repurchase program will be subject to, among other things, our financial position and results of operations, available cash and cash flow, capital requirements, and other factors. Any reduction or discontinuance by us of the payment of quarterly cash dividends or repurchases of our common stock pursuant to our stock repurchase program could cause the market price of our common stock to decline. Moreover, in the event our payment of quarterly cash dividends or repurchases of shares of our common stock are reduced or discontinued, our failure or inability to resume paying cash dividends or repurchasing shares of our common stock at historical levels could result in a lower market valuation of our common stock.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors deemed undesirable by our board of directors that our stockholders might consider favorable. Among other things, these provisions:

•

authorize the issuance of blank check preferred stock, which can be created and issued by our board of directors without prior stockholder approval, with voting, liquidation, dividend and other rights senior to those of our common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	provide for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing other business that can be acted upon by stockholders at annual stockholder meetings.

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus, including those subject to the underwriters’ option to purchase additional shares, will be sold by the selling stockholder. We will not receive any of the proceeds from such sales. We have agreed to pay certain of the expenses associated with the sale of the shares of our common stock by the selling stockholder, including, among other things, registration and filing fees, printing expenses, fees of our counsel and other advisers and up to $50,000 of reasonable fees of counsel for the selling stockholder.

MARKET PRICE FOR COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market under the symbol “WDC.” Until June 1, 2012, our common stock was listed on the New York Stock Exchange under the symbol “WDC.” The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market or the New York Stock Exchange, as applicable:

Fiscal Year	Low	High
2014:
First Quarter (June 29, 2013 to September 27, 2013)	$59.36	$70.61
2013:
Fourth Quarter (March 30, 2013 to June 28, 2013)	$48.78	$65.26
Third Quarter (December 29, 2012 to March 29, 2013)	$41.25	$51.00
Second Quarter (September 29, 2012 to December 28, 2012)	$32.25	$42.75
First Quarter (June 30, 2012 to September 28, 2012)	$29.58	$45.94
2012:
Fourth Quarter (March 31, 2012 to June 29, 2012)	$28.31	$44.44
Third Quarter (December 31, 2011 to March 30, 2012)	$30.49	$43.10
Second Quarter (October 1, 2011 to December 30, 2011)	$22.64	$33.40
First Quarter (July 2, 2011 to September 30, 2011)	$25.41	$39.02

On October 31, 2013, the last reported sale price on the NASDAQ Global Select Market of our common stock was $69.63 per share. As of October 28, 2013, we had approximately 1,472 holders of record of our common stock.

DIVIDEND POLICY

On September 13, 2012, we announced that our board of directors had authorized the adoption of a quarterly cash dividend policy. Under the cash dividend policy, holders of our common stock receive dividends when and as declared by our board of directors. In fiscal 2013, we declared aggregate cash dividends of $1.00 per share of our common stock, totaling $240 million, of which $181 million was paid during fiscal 2013. We may modify, suspend or cancel our cash dividend policy in any manner and at any time.

The table below sets forth the quarterly cash dividends declared on shares of our common stock during the fiscal year ended June 28, 2013 and the fiscal quarter ended September 27, 2013. We did not pay any cash dividends to our stockholders in fiscal 2012.

Record Date	Payment Date	Dividend per Share
September 30, 2013	October 15, 2013	$0.25
June 28, 2013	July 15, 2013	$0.25
March 29, 2013	April 15, 2013	$0.25
December 14, 2012	December 26, 2012	$0.25
September 28, 2012	October 15, 2012	$0.25

DESCRIPTION OF COMMON STOCK

General

The Company’s authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 28, 2013, we had 236,527,721 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Our common stock is listed on The NASDAQ Global Select Market under the symbol “WDC.”

The following is a summary of the material provisions of our amended and restated certificate of incorporation, as amended (our “Certificate of Incorporation”), and our amended and restated bylaws (our “Bylaws”), insofar as they relate to the material terms of our common stock. This summary is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may also affect the terms of our common stock.

Common Stock

Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of our common stock will be entitled to certain rights, including (i) to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of shares of our common stock will possess the exclusive voting power. The holders of shares of our common stock will not have cumulative voting rights in the election of directors or preemptive rights to subscribe for additional shares of our capital stock. Our Bylaws require that, in uncontested elections, each director be elected by the majority of votes cast with respect to such director. This means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that nominee in order for that nominee to be elected.

Holders of shares of our common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. The rights, preferences and privileges of holders of shares of our common stock will be subject to the terms of any series of preferred stock which the Company may issue in the future.

Anti-Takeover Effect of Our Certificate of Incorporation and Bylaws and Delaware Law

Our Certificate of Incorporation and Bylaws include provisions, summarized below, that are intended to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Special Stockholder Meetings

Under our Bylaws, only our board of directors, the Chairman of the Board or our President may call special meetings of stockholders. Stockholders do not have the authority to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our stockholders must comply with advance notice procedures set forth in our Bylaws to bring business before or nominate directors for election at a meeting of stockholders.

Elimination of Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless the corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence a decision by our board of directors regarding a takeover.

Authorized but Unissued Shares

Subject to the requirements of The NASDAQ Stock Market LLC and other applicable law, our authorized but unissued shares of common stock may be available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Amendment of Provisions in Certificate of Incorporation and Bylaws

Our Certificate of Incorporation may be amended in accordance with Delaware law. Our Bylaws, or any of them, may be altered, amended or repealed, and new Bylaws may be adopted, (i) by our board of directors, by vote of a majority of the number of directors then in office as directors, acting at any duly called and held meeting of our board of directors, or (ii) by the stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SELLING STOCKHOLDER

When we refer to the “selling stockholder” in this prospectus, we mean the stockholder listed in the table below. Except as described in this prospectus or the documents incorporated herein by reference, the selling stockholder listed below does not have, nor within the past three years has had, any material relationship with us or any of our affiliates. See “Relationships with Hitachi, Ltd.”

The table below sets forth, based upon written representations from the selling stockholder with respect to the beneficial ownership of shares of our common stock held by the selling stockholder as of October 28, 2013:

•	the number of shares of our common stock owned by the selling stockholder prior to this offering;

•	the number of shares of our common stock to be offered for sale by the selling stockholder in this offering;

•

the number of shares of our common stock to be owned by the selling stockholder upon completion of this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,630,434 additional shares of our common stock from the selling stockholder; and

•

the percentage of our outstanding shares of common stock owned by the selling stockholder prior to this offering and to be owned after the completion of this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,630,434 additional shares.

In the table below, the percentage of shares of our common stock beneficially owned is based on 236,527,721 shares of our common stock outstanding as of October 28, 2013, determined in accordance with Rule 13d-3 under the Exchange Act. Under such rule, beneficial ownership includes any shares of our common stock over which the selling stockholder has sole or shared voting power or investment power and also any shares of our common stock that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. Except as otherwise indicated, we believe that the selling stockholder has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by the selling stockholder in the table below.

	Shares of Our Common Stock Beneficially Owned Prior to This Offering		Shares of Our Common Stock Offered Hereby	Shares of Our Common Stock Beneficially Owned After This Offering, Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares		Shares of Our Common Stock Beneficially Owned After This Offering, Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
Selling Stockholder	Shares	Percent		Shares	Percent	Shares	Percent
Hitachi, Ltd.	25,000,000	10.6%	10,869,566	14,130,434	6.0%	12,500,000	5.3%

RELATIONSHIPS WITH HITACHI, LTD.

Stock Purchase Agreement

On March 7, 2011, we entered into a Stock Purchase Agreement (as subsequently amended, the “Purchase Agreement”) with Hitachi, Ltd. (“Hitachi”), Viviti Technologies Ltd., formerly known as Hitachi Global Storage Technologies Holdings Pte. Ltd. (“HGST”), a wholly-owned subsidiary of Hitachi, and Western Digital Ireland, Ltd., one of our indirect wholly-owned subsidiaries (“WDI”). Pursuant to the terms of the Purchase Agreement, on March 8, 2012 (the “Closing Date”), WDI acquired all of the issued and paid-up share capital of HGST from Hitachi for an aggregate purchase price consisting of (i) cash consideration of approximately $3.7 billion (subject to certain post-closing adjustments for changes in the working capital of HGST and certain other payments and expenses) and (ii) 25 million shares of our common stock (the “Acquisition”).

Investor Rights Agreement

On the Closing Date, we entered into an Investor Rights Agreement (as amended, the “Investor Rights Agreement”) with Hitachi. Under the terms of the Investor Rights Agreement, Hitachi has the right to designate, and has designated, two directors (the “Hitachi Designated Directors”) to our board of directors (the “Hitachi Nomination Right”). The two directors initially designated by Hitachi were Kensuke Oka and Masahiro Yamamura, each of whom was appointed to our board of directors on May 17, 2012. On September 19, 2013, Mr. Oka resigned from our board of directors and Akio Yamamoto was appointed in his place to serve as a Hitachi Designated Director. We have agreed, for the period described below, to include the Hitachi Designated Directors in our slate of nominees for election to the board of directors at each annual or special meeting of stockholders at which directors are to be elected, recommend that stockholders vote in favor of the election of the Hitachi Designated Directors, support the Hitachi Designated Directors for election in a manner no less favorable than how we support our own nominees and use commercially reasonable efforts to cause the Hitachi Designated Directors’ election to the board of directors.

The Hitachi Nomination Right will terminate (i) with respect to one of the Hitachi Designated Directors, at the end of the second full calendar year following the Closing Date, (ii) in the event that Hitachi ceases to beneficially own at least 50% of the shares of our common stock it received in the Acquisition, (iii) if Hitachi has first sold at least 10% of the shares of our common stock it received in the Acquisition, in the event that Hitachi ceases to beneficially own at least 5% of our total issued and outstanding common stock, (iv) upon Hitachi’s breach of the standstill or transfer restriction obligations of the Investor Rights Agreement, which are described below, or (v) upon Hitachi’s material breach of the Non-Competition Agreement (defined below).

Commencing with the Closing Date, Hitachi and its controlled affiliates became subject to customary “standstill” restrictions limiting or prohibiting, among other things, directly or indirectly, the acquisition of additional securities of the Company or seeking or proposing a change of control transaction. The standstill period runs until the earlier of (i) a change of control of the Company or (ii) 90 days after the Hitachi Nomination Right terminates. Pursuant to the Investor Rights Agreement, Hitachi has registration rights with respect to the shares of our common stock it received in the Acquisition, including shelf, demand and piggyback registration rights. Pursuant to Amendment No. 3 to Investor Rights Agreement, dated October 29, 2013, we are required to file with the SEC (i) by October 30, 2013 (or such other date as the Company and Hitachi may mutually agree upon in writing), a registration statement (the “Initial Registration Statement”) permitting the resale of up to 12,500,000 of the shares of our common stock owned by Hitachi, or such other number of shares as Hitachi may request by notice to the Company reasonably prior to the date of the filing of the Initial Registration Statement and (ii) on or before a date not earlier than January 30, 2014 to be designated by Hitachi in writing, upon prior consultation with, and reasonable prior notice to, the Company, a registration statement permitting the resale of the shares of our common stock owned by Hitachi not covered by the Initial Registration Statement.

Director Compensation Arrangements

On August 14, 2013, we entered into a Letter Agreement with Hitachi by which we agreed to make certain payments to Hitachi in lieu of our prior undertaking to compensate the Hitachi Designated Directors on the same basis that we compensate other non-employee directors. In accordance with the revised terms, we paid Hitachi an initial payment of approximately $522,000. For each year of service after November 13, 2013, commencing with our 2013 Annual Meeting of Stockholders, Hitachi will be entitled to a cash payment with respect to each continuing Hitachi Designated Director equal to the base annual retainer otherwise payable to one of our other non-employee directors pursuant to our non-employee director compensation policy then in effect (which annual cash retainer is currently $75,000 and is payable promptly following the Annual Meeting of Stockholders). Hitachi also will be entitled to an additional cash payment(s) determined by reference to the grants of restricted stock units the Hitachi Designated Directors would have been granted had such Hitachi Designated Directors participated in our non-employee director restricted stock unit grant program. Such cash payment(s) will be payable to Hitachi within thirty (30) days after the date on which such hypothetical restricted stock units would have vested had such units actually been granted to the Hitachi Designated Directors under the terms of our non-employee director restricted stock unit grant program, and will be calculated based on the number of units that would have vested multiplied by the closing price of a share of our common stock on the vesting date. Hitachi will not be entitled to any cash payments with respect to any hypothetical restricted stock units for which the applicable vesting conditions would not have been satisfied by the applicable Hitachi Designated Director, provided, however, that any hypothetical restricted stock units shall continue to vest if such Hitachi Designated Director is replaced by a new Hitachi Designated Director during the relevant vesting period. The Hitachi Designated Directors are not entitled to any compensation from us for their service on our board of directors but are entitled to the same travel and expense reimbursement as our other non-employee directors.

License Agreement

On the Closing Date, we entered into a License Agreement with Hitachi (the “License Agreement”) under which (i) Hitachi granted to us a royalty-free license under certain patents of Hitachi, and (ii) we granted to Hitachi a royalty-free license under certain of our patents. The terms of such patent licenses run a minimum of five years from the Closing Date. Under the License Agreement, Hitachi has also granted to us a royalty-free, perpetual license under its non-patent intellectual property that may be held by HGST. Further, under the License Agreement, we and Hitachi each release the other party with respect to acts of infringement of certain patents of such releasing party prior to the Closing Date.

Purchase of Production Materials, Equipment and Other Services

We purchase production materials from Hitachi and its affiliates. Total production materials purchased from Hitachi and its affiliates during the three years ended September 27, 2013, totaled approximately $311 million. In addition, we purchase equipment and other services from Hitachi and its affiliates, including facility and equipment maintenance, human resource services and information technology services. These services primarily relate to the Transition Services Agreement we entered into with Hitachi on March 7, 2011, which expired in March 2013. Total equipment and other services purchased from Hitachi and its affiliates during the three years ended September 27, 2013, totaled approximately $496 million.

Sales Transactions

We sell certain of our products to Hitachi and its affiliates, including under a Customer Agreement entered into with Hitachi at the Closing Date, which has a term expiring in March 2014. Revenue related to products sold to Hitachi and its affiliates during the three years ended September 27, 2013, totaled approximately $1.3 billion.

R&D Services Agreement

Hitachi and its affiliates provide research and development services to us, including under an R&D Services Agreement entered into with Hitachi at the Closing Date, which has a term expiring in September 2015. The amount of research and development services provided by Hitachi and its affiliates during the three years ended September 27, 2013, totaled approximately $70 million.

Branding Agreement

On the Closing Date, HGST and Hitachi entered into a Branding Agreement under which Hitachi granted HGST a non-exclusive license to continue to use certain trademarks and service marks of Hitachi for specified periods following the Closing Date.

Non-Competition Agreement

On the Closing Date, we and Hitachi entered into an Agreement Not to Compete (the “Non-Competition Agreement”). Under the terms of the Non-Competition Agreement, Hitachi and its wholly-owned subsidiaries may not compete for periods ranging from five to ten years from the Closing Date, depending on the jurisdiction, in the hard disk drive field, including the manufacture and sale of hard disk drive products and, subject to certain exceptions, research and development that is related to any material aspect of the manufacture of hard disk drive products. In addition, during the two-year period following the Closing Date, Hitachi and its wholly-owned subsidiaries may not solicit or hire key HGST technical research employees.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax consequences relevant to an investment decision by a Non-U.S. Holder, as defined below, with respect to the shares of our common stock. The following discussion, in so far as it expresses conclusions as to the application of United States federal income tax laws to the ownership and disposition of shares of our common stock, is the opinion of O’Melveny & Myers LLP. This discussion does not purport to address the tax consequences of owning shares of our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, U.S. expatriates, persons holding our shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, or dealers in securities or currencies) may be subject to special rules. This discussion deals only with holders who purchase shares of our common stock in connection with this offering and hold the shares as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership and disposition of our shares of common stock (including consequences arising under U.S. federal estate and gift tax laws).

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares of common stock other than a holder that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership considering an investment in our shares, you are encouraged to consult your tax advisor.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders generally will be subject to U.S. federal income tax on distributions received from us on our shares of common stock to the extent paid from our current or accumulated earnings and profits. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of our common stock.

Dividends paid to a Non-U.S. holder of our common stock that are not effectively connected with a Non-U.S. holder’s trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate as provided by an applicable income tax treaty). If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. holder in the United States), U.S. federal withholding tax should not apply, so long as the appropriate certifications are properly made by such Non-U.S. holder.

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our shares of common stock, unless:

•

the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as U.S. holders, unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to effectively connected income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

A Non-U.S. Holder that receives distributions on our shares of common stock, or sells our shares of common stock through the U.S. office of a broker, or a non-U.S. office of a broker with specified connections to the United States, may be subject to backup withholding and related information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act (“FATCA”) will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under recently issued final Treasury Regulations, this withholding will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered pursuant to this prospectus. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,347,826
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,478,261
J.P. Morgan Securities LLC	2,173,913
Needham & Company, LLC	434,783
Stifel, Nicolaus & Company, Incorporated	434,783

Total	10,869,566

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until such option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to purchase up to 1,630,434 additional shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder, including any shares sold pursuant to the underwriters’ option to purchase additional shares.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,630,434 additional shares.

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$2.1942	$2.1942
Total	$23,850,002	27,427,500

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.3166 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholder has agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any of our securities that are substantially similar to the shares of our common stock offered hereby, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge or disposition or hedge any shares of our common stock or any such other securities, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares of our common stock offered hereby, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or hedge any shares of our common stock or any such other securities, during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Company’s common stock is listed on The NASDAQ Global Select Market under the symbol “WDC.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

We estimate that the share of the total expenses of this offering payable by us will be approximately $682,000.

The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company which may include extensions, renewals, replacements or amendments to the Company’s senior credit facility, for which they received or will receive customary fees and expenses. In particular, Merrill Lynch, Pierce, Fenner & Smith Incorporated is the sole lead arranger and sole bookrunner under the Company’s senior credit facility and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the administrative agent and a lender under the Company’s senior credit facility; and an affiliate of J.P. Morgan Securities LLC is a co-syndication agent and a lender under the Company’s senior credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares shall require the issuer or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the Financial Instruments and Exchange Act) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters with respect to this offering will be passed upon for us by Michael C. Ray, Senior Vice President, General Counsel and Secretary of the Company, and by O’Melveny & Myers LLP, Menlo Park, California. Mr. Ray is compensated by the Company as an employee. Mr. Ray owns 8 shares of our common stock, 34,583 restricted stock units that are payable in an equivalent number of shares of our common stock, and Company stock options to acquire up to an additional 77,631 shares of our common stock. Certain legal matters will be passed upon for the selling stockholder by Davis Polk & Wardwell LLP, Tokyo, Japan, as to matters of United States federal law and New York law, and by Mori Hamada & Matsumoto, Tokyo, Japan, as to matters of Japanese law. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The consolidated balance sheets of Western Digital Corporation and subsidiaries as of June 28, 2013 and June 29, 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 28, 2013, and the related financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting as of June 28, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the shares of our common stock offered hereby. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. These documents may also be accessed on our website at www.wdc.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

This prospectus is part of the registration statement we filed with the SEC. We have incorporated exhibits into the registration statement. You should read the exhibits carefully for provisions that may be important to you.

The SEC allows us to “incorporate by reference” in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede the information included or incorporated by reference in this prospectus. Western Digital’s SEC file number is 001-08703. We are incorporating by reference in this prospectus the documents listed below, which were previously filed by us with the SEC, in each case excluding any information deemed furnished and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended June 28, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended September 27, 2013;

•

the portions of our Definitive Proxy Statement on Schedule 14A filed on September 27, 2013 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended June 28, 2013, and our Definitive Additional Proxy Materials filed on October 15, 2013;

•	our Current Reports on Form 8-K filed on July 23, 2013, August 16, 2013 (Item 5.02 only), September 20, 2013 (Item 5.02 only) and September 25, 2013 (Item 5.02 only); and

•

the description of our common stock, $.01 par value per share, that is contained in our Registration Statement on Form 8-A filed on May 31, 2012, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offering of shares of our common stock under this prospectus is terminated or completed, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person and at no cost, a copy of any document incorporated by reference into this prospectus (or incorporated into the documents that this prospectus incorporates by reference), excluding all exhibits unless those exhibits are specifically incorporated by reference in such document. Requests can be made by writing to Investor Relations: Western Digital Corporation, 3355 Michelson Drive, Suite 100, Irvine, California 92612, or by telephone request to (800) 695-6399.

10,869,566 Shares

Western Digital Corporation

Common Stock

Goldman, Sachs & Co.	BofA Merrill Lynch	J.P. Morgan

Needham & Company	Stifel

October 31, 2013